UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934

                                (Amendment No. )/1/

                        Allscripts Healthcare Solutions, Inc.
                        --------------------------------
                                (Name of Issuer)


                                  Common Stock
                        --------------------------------
                         (Title of Class of Securities)


                                  	01988P108
                                ---------------------
                                 (CUSIP Number)


                                 September 1, 2000
           -----------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                      |X|  Rule 13d-1(b)
                      o    Rule 13d-1(c)
                      o    Rule 13d-1(d)


------------------------
/1/ The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that Section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





Schedule 13G                                                         Page 2 of 9
CUSIP No. 01988P108                       Allscripts Healthcare Solutions, Inc.
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Berger LLC      ID No. 84-1507541
--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                    (a) |_|
                                                                    (b) |_|
--------------------------------------------------------------------------------
   3     SEC USE ONLY

--------------------------------------------------------------------------------
   4     CITIZENSHIP OR PLACE OF ORGANIZATION

            Nevada
--------------------------------------------------------------------------------
       NUMBER OF           5     SOLE VOTING POWER

         SHARES                    -0-
                          ------------------------------------------------------
      BENEFICIALLY         6     SHARED VOTING POWER

        OWNED BY                   1,622,660
                          ------------------------------------------------------
          EACH             7     SOLE DISPOSITIVE POWER

       REPORTING                   -0-
                          ------------------------------------------------------
         PERSON            8     SHARED DISPOSITIVE POWER

          WITH                     1,622,660
--------------------------------------------------------------------------------
   9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            1,622,660
--------------------------------------------------------------------------------
  10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
         SHARES                                                         |_|


--------------------------------------------------------------------------------
  11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

            5.64%
--------------------------------------------------------------------------------
  12      TYPE OF REPORTING PERSON

            IA, CO
--------------------------------------------------------------------------------


------------------------





Schedule 13G                                                         Page 3 of 9
CUSIP No. 01988P108                        Allscripts Healthcare Solutions, Inc.
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Stilwell Financial Inc.     ID No. 43-1804048
--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                    (a) |_|
                                                                    (b) |_|
--------------------------------------------------------------------------------
   3     SEC USE ONLY

--------------------------------------------------------------------------------
   4     CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------------------------------------------------------------------
       NUMBER OF           5     SOLE VOTING POWER

         SHARES                    -0-
                          ------------------------------------------------------
      BENEFICIALLY         6     SHARED VOTING POWER

        OWNED BY                   -0-
                          ------------------------------------------------------
          EACH             7     SOLE DISPOSITIVE POWER

       REPORTING                   -0-
                          ------------------------------------------------------
         PERSON            8     SHARED DISPOSITIVE POWER

          WITH                     -0-
--------------------------------------------------------------------------------
   9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            -0-
--------------------------------------------------------------------------------
  10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
         SHARES                                                         |X|

            Excludes shares beneficially owned by Berger LLC as to which
		beneficial ownership is disclaimed.
--------------------------------------------------------------------------------
  11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

            0%
--------------------------------------------------------------------------------
  12      TYPE OF REPORTING PERSON

            HC, CO
--------------------------------------------------------------------------------


Schedule 13G                                                         Page 4 of 9
CUSIP No. 01988P108                        Allscripts Healthcare Solutions, Inc.
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Stilwell Management, Inc.     ID No. 13-2750052
--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                    (a) |_|
                                                                    (b) |_|
--------------------------------------------------------------------------------
   3     SEC USE ONLY

--------------------------------------------------------------------------------
   4     CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------------------------------------------------------------------
       NUMBER OF           5     SOLE VOTING POWER

         SHARES                    -0-
                          ------------------------------------------------------
      BENEFICIALLY         6     SHARED VOTING POWER

        OWNED BY                   -0-
                          ------------------------------------------------------
          EACH             7     SOLE DISPOSITIVE POWER

       REPORTING                   -0-
                          ------------------------------------------------------
         PERSON            8     SHARED DISPOSITIVE POWER

          WITH                     -0-
--------------------------------------------------------------------------------
   9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            -0-
--------------------------------------------------------------------------------
  10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
         SHARES                                                         |X|

            Excludes shares beneficially owned by Berger LLC as to which
		beneficial ownership is disclaimed.
--------------------------------------------------------------------------------
  11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

            0%
--------------------------------------------------------------------------------
  12      TYPE OF REPORTING PERSON

            CO
--------------------------------------------------------------------------------





Schedule 13G                                                         Page 5 of 9
CUSIP No. 01988P108                        Allscripts Healthcare Solutions, Inc.
--------------------------------------------------------------------------------


Item 1.

         (a)      Name of Issuer:     Allscripts Healthcare Solutions, Inc.

         (b)      Address of Issuer's Principal Executive Offices:

            	2401 Commerce Drive
                  Libertyville, IL  60048

Item 2.

         (a)      Name of Person Filing:

(1) BERGER LLC

(2) STILWELL FINANCIAL INC.

(3) STILWELL MANAGEMENT, INC.


         (b)      Address of Principal Business Office:

                  (1)      BERGER LLC
                           210 University Boulevard, Suite 900
                           Denver, Colorado  80206

                  (2)      STILWELL FINANCIAL INC.
                           920 Main, 21st Floor
                           Kansas City, MO  64105

               			(3)  	   STILWELL MANAGEMENT, INC.
                           210 University Boulevard, Suite 900
                           Denver, Colorado  80206

         (c)      Citizenship:

                  (1)      Berger LLC:  NEVADA

                  (2)      Stilwell Financial Inc.:   DELAWARE

			(3)	   Stilwell Management, Inc.:   DELAWARE

         (d)      Title of Class of Securities:   Common Stock

         (e)      CUSIP Number:   01988P108

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

         (a)      ________ Broker or Dealer registered under Section 15 of the
                           Act





Schedule 13G                                                         Page 6 of 9
CUSIP No. 01988P108                       Allscripts Healthcare Solutions, Inc.
--------------------------------------------------------------------------------


         (b)      ________ Bank as defined in section 3(a)(6) of the Act

         (c)      ________ Insurance Company as defined in section 3(a)(19) of the Act

         (d) Investment Company registered under section 8 of the -------- Investment Company Act.

         (e)         X     Investment Adviser registered under section 203 of
                  -------- the Investment Advisers Act of 1940 /2/

         (f)      ________ Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see section 240.13d-1(b)(1)(ii)(F)

         (g)         X     Parent Holding Company, in accordance with
                  -------- section 240.13d-1(b)(1)(ii)(G)
                           (Note:  See Item 7) /3/


(h) ________ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i) ________ A church plan that is excluded from the definition
         	   of an investment company under Section 3(c)(14) of the Investment Company Act of 1940(15 U.S.C. 80a-3).

         (j)      ________ Group, in accordance with
                           section 240.13d-1(b)(1)(ii)(H)


Item 4.  Ownership

         (a)      Amount Beneficially Owned:

                  (1)      Berger LLC:       1,622,660 /4/
                                            -------

                  (2)      Stilwell Financial Inc.:      0/5/
                                                       ------

                  (3)      Stilwell Management, Inc.:    0/6/
                                                       ------

         (b)      Percent of Class:

                  (1)      Berger LLC:        5.64% /7/
                                            --------

                  (2)      Stilwell Financial Inc.:     0.00% /8/
                                                       --------

                  (3)      Stilwell Management, Inc.:   0.00% /9/
                                                       --------


------------------------

/2/  Berger LLC is a registered investment adviser.

/3/ Stilwell Financial Inc. ("SFI") owns 100% of Stilwell Management, Inc. ("SMI"), which owns approximately 86% of Berger LLC. Each of these entities is filing this statement solely as a result of such stock ownership which may be deemed to give SFI or SMI control over Berger LLC.

/4/ The filing of this statement shall not be construed as an admission that Berger LLC is, for purposes of Sections 13(d) or 13(g) of the Securities Exchange Act of 1934, the beneficial owner of any securities covered by this statement. Berger LLC is a registered investment adviser which furnishes investment advice to a number of mutual funds and institutional clients. As a result of its role as investment adviser or sub-adviser to the Funds as well as institutional clients, Berger LLC may be deemed to be the beneficial owner of securities held by such funds or clients.

/5/ Stilwell Financial Inc. does not own of record any shares of Allscripts Healthcare Solutions, Inc. Common Stock, it has not engaged in any transaction in Allscripts Healthcare Solutions, Inc. Common Stock, and it does not exercise any voting or investment power over shares of Allscripts Healthcare Solutions, Inc. Common Stock. All shares reported herein have been acquired by Berger LLC's advisory clients and SFI specifically disclaims beneficial ownership over any shares of Allscripts Healthcare Solutions, Inc. Common Stock.

     Accordingly, the filing of this statement shall not be construed as an admission that SFI is, for purposes of Sections 13(d) or 13(g) of the Securities Exchange Act of 1934, the beneficial owner of any securities covered by this statement.

/6/ Stilwell Management, Inc. does not own of record any shares of Allscripts Healthcare Solutions, Inc. Common Stock, it has not engaged in any transaction in Allscripts Healthcare Solutions, Inc. Common Stock, and it does not exercise any voting or investment power over shares of Allscripts Healthcare Solutions, Inc. Common Stock. All shares reported herein have been acquired by Berger LLC's advisory clients and SMI specifically disclaims beneficial ownership over any shares of Allscripts Healthcare Solutions, Inc. Common Stock.

     Accordingly, the filing of this statement shall not be construed as an admission that SMI is, for purposes of Sections 13(d) or 13(g) of the Securities Exchange Act of 1934, the beneficial owner of any securities covered by this statement.

/7/ The filing of this statement shall not be construed as an admission that Berger LLC is, for purposes of Sections 13(d) or 13(g) of the Securities Exchange Act of 1934, the beneficial owner of any securities covered by this statement.

/8/  See Item 4(a)(2).

/9/  See Item 4(a)(3).


Schedule 13G                                                         Page 7 of 9
CUSIP No. 01988P108                        Allscripts Healthcare Solutions, Inc.
--------------------------------------------------------------------------------


         (c)      Number of shares as to which such person has:

                  (1)      Berger LLC:

                           (i)      Sole power to vote or to direct the
                                    vote:        0
                                            ------

                           (ii)     Shared power to vote or to direct the
                                    vote:    1,622,660
                                            ------

                           (iii)    Sole power to dispose or to direct the
                                    disposition of:         0
                                                       ------

                           (iv)     Shared power to dispose or to direct the
                                    disposition of:    1,622,660
                                                       ------

                  (2)      Stilwell Financial Inc.

                           (i)      Sole power to vote or to direct the
                                    vote:        0
                                            ------

                           (ii)     Shared power to vote or to direct the
                                    vote:        0 /10/
                                            ------

                           (iii)    Sole power to dispose or to direct the
                                    disposition of:        0
                                                      ------

                           (iv)     Shared power to dispose or to direct the
                                    disposition of:        0 /11/
                                                      ------

(2)      Stilwell Management, Inc.

                           (i)      Sole power to vote or to direct the
                                    vote:        0
                                            ------

                           (ii)     Shared power to vote or to direct the
                                    vote:        0 /12/
                                            ------

                           (iii)    Sole power to dispose or to direct the
                                    disposition of:        0
                                                      ------

                           (iv)     Shared power to dispose or to direct the
                                    disposition of:        0 /13/
                                                      ------

Item 5.           Ownership of Five Percent or Less of a Class:

 			N/A

Item 6.           Ownership of More than Five Percent on Behalf of Another
                  Person:

                  N/A

-------------------
10 See Item 4(a)(2)
11 See Item 4(a)(2)
12 See Item 4(a)(3)
13 See Item 4(a)(3)


Schedule 13G                                                         Page 8 of 9
CUSIP No. 01988P108                       Allscripts Healthcare Solutions, Inc.
--------------------------------------------------------------------------------



Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

THIS STATEMENT HAS BEEN FILED JOINTLY BY SFI, SMI AND BERGER LLC, AND INFORMATION RELATING TO BERGER LLC HAS BEEN INCLUDED HEREIN.



Item 8.           Identification and Classification of Members of the Group:

                  N/A

Item 9.           Notice of Dissolution of Group:

                  N/A

Item 10.          Certification:

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of such securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.





Schedule 13G                                                         Page 9 of 9
CUSIP No. 01988P108                       Allscripts Healthcare Solutions, Inc.
--------------------------------------------------------------------------------


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                    BERGER LLC:

                                    February 14, 2001
                                    --------------------------------------------
                                    Date

                                    /s/ Brian S. Ferrie
                                    --------------------------------------------
                                    Signature

                                    Brian S. Ferrie, Vice President - Compliance
                                    --------------------------------------------
                                    Name/Title


                                    STILWELL FINANCIAL INC.

                                    February 14, 2001
                                    --------------------------------------------
                                    Date

                                    /s/ GWEN E. ROYLE
                                    --------------------------------------------
                                    Signature

                                    Gwen E. Royle
                                    Vice President-Legal and Corporate Secretary
                                    --------------------------------------------
                                    Name/Title


                              						STILWELL MANAGEMENT, INC.


                                    /S/JACK R. THOMPSON
                                    ------------------------------------
                                    Jack R. Thompson, President and
                                    Chief Executive Officer




                                  EXHIBIT INDEX


Exhibit                    Document                                Page No.
-------                    --------                                --------

A                          Joint Filing Agreement                  A-1





                                    Exhibit A
                                       to
                                  SCHEDULE 13G

                              JOINT FILING AGREEMENT

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, the undersigned parties hereby agree that the preceding Schedule 13G is being filed on behalf of each of them.

         IN WITNESS THEREOF, the parties hereto have duly executed this agreement on this 14th day of February, 2001.

                                           BERGER LLC:

                                           /S/BRIAN S. FERRIE
                                           ------------------------------------
                                           Brian S. Ferrie, Vice President -
                                           Compliance


                                           STILWELL FINANCIAL INC.

                                           /S/GWEN E. ROYLE
                                           ------------------------------------
                                           Gwen E. Royle, Vice President - Legal
							  and Corporate Secretary


                                           STILWELL MANAGEMENT, INC.


                                           /S/JACK R. THOMPSON
                                           ------------------------------------
                                           Jack R. Thompson, President and
                                           Chief Executive Officer





                                       A-1